Exhibit (a)(11)

Stock Option Exchange Program

Options for New Options

Frequently Asked Questions

What securities are we offering to exchange?

We are offering our Eligible Employees an opportunity to exchange (i) all outstanding nonqualified stock options that have an exercise price of $4.50 per share or more that were granted under the Answerthink Option Plan and (ii) all outstanding incentive stock options that have an exercise price of $4.50 per share or more that were granted under the Think New Ideas Option Plan for new options that we will grant under the Answerthink Option Plan.

A detail of your outstanding grants of options under the Plans will be sent to your home address of record once the offering period begins.

Why are we making this offer?

Many of our Eligible Employees have current outstanding options with strike prices that are significantly higher than the current market price of our common stock. We believe in giving our employees long-term performance incentives. These options may not be providing such an incentive at this time. This exchange program will give Eligible Employees an opportunity to receive options that may have a lower strike price.

Who may participate in this offer?

You are eligible to participate in the offer if you (i) hold outstanding nonqualified options under the Answerthink, Inc. 1998 Stock Option and Incentive Plan that have an exercise price of $4.50 or more and/or hold outstanding incentive stock options granted under the Think New Ideas, Inc. Amended and Restated 1998 Stock Option Plan that have an exercise price of $4.50 or more (ii) are an active employee of, or on an approved leave of absence from, Answerthink or one of its subsidiaries on both the date hereof and the Expiration Date, and (iii) are not a senior director, a managing director or an executive officer of Answerthink.

What if I terminate employment (for any reason, including voluntary or involuntary termination or death) after the Cancellation Date but before the new options are granted?

To receive a grant of new options pursuant to the offer and under the terms of the Answerthink Option Plan, you must be an Eligible Employee of Answerthink from the date you tender options through the date we grant the new options. We will not grant the new options until on or about the day that is at least six months and one day following the date we cancel the options accepted for exchange. If you are not an Eligible Employee of Answerthink from the date you tender options through the date we grant the new options, you will not receive any new options in exchange for your tendered options that have been accepted for exchange. You also will not receive any other consideration for the options tendered if you are not an Eligible Employee from the date you tender options through the date we grant the new options. This means that if you die or voluntarily terminate your employment or we terminate your employment prior to the date we grant the new options, you will not receive anything for the options that you tendered and we cancelled.

How many new options will I receive in exchange for my tendered options?

We will grant you new options to purchase the number of shares of our common stock as follows: (a) for those options having an exercise price of $4.50 or more but less than $6.51, the number of new options granted will be 50% of the number of shares subject to the options tendered by such Eligible Employee and accepted for change, (b) for those options having an exercise price of $6.51 or more but less than $8.01, the number of new options granted will be 33% of the number of shares subject to the options tendered by such Eligible Employee and accepted for change, (c) for those options having an exercise price of $8.01 or more but less than $10.01, the number of new options granted will be 25% of the number of shares subject to the options tendered by such Eligible Employee and accepted for change, and (d) for those options having an exercise price of $10.01 or more, the number of new options granted will be 20% of the number of shares subject to the options tendered by such Eligible Employee and accepted for change. Existing options with an exercise price per share less than $4.50 are not eligible for exchange in this offer, except that any options granted to you after January 10, 2003 are required to be exchanged as a condition to participation in this offer to exchange. For those options granted to you after January 10, 2003, the number of new options granted will be 100% of the number of shares subject to the options tendered by such Eligible Employee and accepted for exchange. We will not, however, issue any new options exercisable for fractional shares. Instead, we will round up to the nearest whole number. For example, if you tender options having an exercise price of $7.55 per share exercisable for 1,750 shares that we accept for exchange, you will receive new options exercisable for 578 shares, rather than 1,750 shares. The new options will be granted under our Answerthink Option Plan and will be subject to the terms and conditions of the Answerthink Option Plan and a new option agreement between you and us. All options accepted by us pursuant to the offer will be canceled.

When will I receive my new options?

We will grant the new options on or about the day that is at least six months and one day after the date we cancel the options accepted for exchange. For example, if we cancel tendered options on July 14, 2003, which is the scheduled expiration date of the offer, the grant date of the new options will be on or about January 13, 2004.

Why won’t I receive my new options immediately after the expiration date of the offer?

The current accounting rules specify that a minimum of six months and one day must pass before we issue the exchange options. If we do not follow this guidance, we would be subject to compensation charges against our earnings for financial reporting purposes. The accounting rules also prevent us from setting the exercise price for the exchange options prior to the actual grant date. Again, if we do not follow these rules, we would be subject to unfavorable accounting treatment for the exchange program.

Why not just reprice the currently outstanding options?

Based on the same accounting guidance mentioned above, “repricing” existing options, or resetting the strike price of these outstanding options to the current market price of our stock, would result in charges against our earnings for financial reporting purposes.

If I tender options in the offer, will I be eligible to receive other option grants before I receive my new options?

If we accept options you tender in the offer, we will defer until the grant date for your new options our grant to you of any other options, such as year-end performance grants if we choose to make such grants, for which you may be eligible before the new option grant date. We will defer the grant to you of these other options in order to avoid adverse accounting charges against our earnings.

What happens if Answerthink is acquired during the period after my options are canceled but before I am granted new options?

It is possible that prior to the grant date of the new options we might enter into an agreement for a merger into another company or change of control transaction. These types of transactions could have substantial effects on our stock price, including substantial stock price appreciation. Depending on the structure of a transaction, option holders participating in this offer might be deprived of any further price appreciation in the common stock or deprived of the opportunity to participate in the option exchange program.

If we are a party to a merger into another company or change of control transaction before the grant date of the new options, we will endeavor to negotiate as part of the transaction an agreement for the acquiring entity to grant options or compensation comparable to the new options to continuing employees, although there can be no assurance that we would be successful in negotiating such an agreement.

We reserve the right, however, in the event of a merger into another company or change of control transaction, to take any actions we deem necessary or appropriate to complete a transaction that our board of directors believes is in the best interest of our company and our shareholders. This could include terminating your right to receive new options under this offer. If we were to terminate your right to receive new options under this offer in connection with such transaction, Eligible Employees who tendered options pursuant to this offer would not receive new options to purchase our common stock, or securities of the acquirer or any other consideration for their tendered options.

What will the exercise price of the new options be?

The exercise price of the new options will be equal to the last reported sale price of our common stock on NASDAQ on the date we grant the new options or, if the grant date is not a business day, as of the last business day preceding the grant date. We cannot predict our ability to attract additional business, the potential for contract cancellation by our customers, changes in expectations regarding the information technology industry, our ability to attract and retain skilled associates, possible changes in collections of accounts receivable, risks of competition, price and margin trends, and changes in general economic conditions. In the same way, we cannot predict what the stock price will be at least six months and one day from the cancellation date of your options. It is possible that the market price of Answerthink common stock could increase so that the exercise price of your exchange options granted could be higher than the current strike price of the options you surrender for exchange.

The decision to participate or not participate in the Stock Option Exchange Program must be made on an individual basis and should be based on all of the factors disclosed in the Offer to Exchange, on the strike price of your current options, and your personal expectations regarding the performance of our stock between now and the grant date of the new options.

When will the new options vest?

The new options granted to you will vest in two installments over a two-year period with 50% vesting on the first anniversary of the date the new options are granted and 50% vesting on the second anniversary of the date the new options are granted. After the date we grant the new options, you generally will forfeit the non-vested portion of any new option when you cease to be employed with us.

Do I have to tender each option grant for all of the unexercised options subject to that grant?

Yes. You must tender all unexercised options subject to an option grant. We are not accepting partial tenders of an individual unexercised option grant. For example, if you hold an option to purchase 3,000 shares of common stock, you must either tender all or none of such option. You cannot tender only part of the option and retain the remainder of the option.

If I have multiple option grants, can I choose which options to tender in the offer?

Yes. You may tender all or any of your nonqualified option grants that have an exercise price of $4.50 per share or more and all or any of your incentive stock option grants that have an exercise price of $4.50 per share or more. However, if you choose to participate in the offer, you must tender all options that you received during the six months immediately prior to the expiration date of the offer, currently expected to be July 14, 2003, if those grants were made subsequent to and have an exercise price lower than the exercise price of the options that you wish to replace. Please note that, if you received an end of year 2002 performance grant, you do not have to tender these options as they fall outside the six-month period.

Will I have to pay taxes if I exchange my options in the offer?

We believe that the exchange will be treated as a non-taxable exchange. This means that, if you exchange your current options for new options, you will not be required under current law to recognize income for federal income tax purposes at the time of the exchange. Further, at the date of grant of the new options, you will not be required under current law to recognize income for federal income tax purposes. We believe that the grant of options is not recognized as taxable income. We recommend that you consult with your own tax advisor to determine the tax consequences of tendering options pursuant to the offer.

Certain consequences to holders of incentive stock options that have an exercise price of $4.50 per share or more who do not tender these options in the offer will be discussed in the offer to exchange.

If my current options are incentive stock options, will my new options be incentive stock options?

No. All of the new options granted pursuant to the offer will be nonqualified stock options.

Will the terms and conditions of my new options be identical to the terms of my current options?

No. This offer is open to option holders who have been granted options under two stock option plans. However, pursuant to the terms of the offer, we will be granting new options under the terms of the Answerthink Option Plan and a new option agreement between you and us.

When does the offer expire? Can the offer be extended, and if so, how will I be notified if it is extended?

The offer expires on July 14, 2003, at 11:59 p.m., Eastern Daylight time, unless it is extended by us.

We may, at our discretion, extend the offer at any time, but we cannot assure you that the offer will be extended or, if extended, for how long.

If the offer is extended, we will make a public announcement of the extension no later than 9:00 a.m. on the next business day following the previously scheduled expiration of the offer period.

How do I tender my options?

If you decide to tender your options, your properly completed and duly executed letter of transmittal must be received prior to 11:59 p.m., Eastern Daylight time, on July 14, 2003, at Answerthink, Inc., Human Resources, Attn: Diane Tuccito 817 W. Peachtree Street, Suite 800, Atlanta, Georgia 30308 (telephone: (404) 682-2444).

If we extend the offer beyond that time, we must receive your properly completed and duly executed letter of transmittal before the extended expiration of the offer.

We reserve the right to reject any or all tenders of options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we will accept properly and timely tendered options which are not validly withdrawn. Subject to our rights to extend, terminate and amend the offer, we will accept all such properly tendered options promptly after the expiration of the offer.

We recommend that if you choose to mail your letter of transmittal, you send it by certified or registered mail. Interoffice mail is not recommended since it cannot be tracked. Please keep a copy of all documents. You assume the risk of, and will be responsible for, any lost or delayed mail, whether interoffice or otherwise. Please note that letters of transmittal sent by facsimile machine or over electronic mail will not be accepted.

All delivery costs associated with this program are to be incurred at the personal expense of the participating associate. No delivery costs may be charged to Answerthink.

Where do I go to find out the number of options and the strike price of my current outstanding option grants?

This information will be set forth on Schedule B to this offer to exchange which will be sent to your home address of record once the offering period commences. Additionally, you can access your stock option information either by phone using the Smith Barney Voice Response Unit, or VRU, or on the Internet by accessing www.benefitaccess.com. If you are using the VRU, you will need your social security number and personal identification number, or PIN, number. The Internet will require entry of your user name and a password.

Will I receive a confirmation statement verifying my tender?

Promptly after we accept tendered options for exchange, we will send each tendering option holder a letter or email indicating the number of shares subject to the options that we have accepted for exchange, the corresponding number of shares that will be subject to the new options and the expected grant date of the new options.

Do I need to do anything if I do not want to tender my options?

No. If you do not deliver a properly completed and duly executed letter of transmittal prior to the expiration of the offer, you will not be a participant in the offer.

During what period of time may I withdraw previously tendered options?

You may withdraw your tendered options at any time prior to 11:59 p.m., Eastern Daylight time, on July 14, 2003. If we extend the offer beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer. To withdraw tendered options, you must deliver to us a written notice of withdrawal with the required information while you still have the right to withdraw the tendered options. Once you have withdrawn options, you may re-tender options only by again following the delivery procedures described above.

Does this affect the shares of Answerthink stock that I purchased through the Employee Stock Purchase Program?

No. The Employee Stock Purchase Program is a distinct and separate program.

How does the Stock Option Exchange Program affect grants that I choose not to surrender?

It does not affect grants that you elect not to surrender. They retain all of their current characteristics and continue to vest. The portion that is exercisable may be exercised at any time including the period after the Cancellation Date and prior to the grant date of the new options. However, if you participate in the program the “six month look-back provision” will require you to replace all option grants that you received during the six months immediately prior to the Cancellation Date if those grants were made subsequent to, and have an exercise price lower than the exercise price of, the grant(s) that you surrender.

What do management and our board of directors think of the offer?

Although the board of directors has approved this offer, neither management nor the board of directors makes any recommendation as to whether you should tender or refrain from tendering your options. You must make your own decision whether to tender options.

Who can I talk to if I have questions about the offer?

For additional information or assistance, you should contact:

Answerthink, Inc.

Human Resources

Attn: Diane Tuccito

817 W. Peachtree Street, Suite 800

Atlanta, George 30308 (telephone: (404) 682-2444)

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Answerthink has commenced the offer to exchange that is referred to in this communication. Following commencement of the offer, eligible associates were mailed a copy of the written Offer to Exchange and Letter of Transmittal. Before you decide whether to tender any of your options, you should carefully read the entire Offer to Exchange and the Letter of Transmittal when they are delivered to you. They contain important information about the exchange offer. Answerthink also will file these materials with the SEC as part of a tender offer statement. You will be able to review these materials and other documents filed by Answerthink with the SEC for free on the SEC’s web site at www.sec.gov, on Answerthink’s website or on Mind~Share, our corporate intranet.